UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.   )1

OpGen, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

68373L406

(CUSIP Number)

DAVID E. LAZAR

Villa 1, 14-43rd Street

Jumeirah 2

Dubai, United Arab Emirates

(646) 768-8417

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 25, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

[1]

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

1	NAME OF REPORTING PERSONS DAVID E. LAZAR
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Portugal, Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER 2,390,861[1]
		8	SHARED VOTING POWER -0-
		9	SOLE DISPOSITIVE POWER 2,390,861[1]
		10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,390,861[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.9%[1]
14	TYPE OF REPORTING PERSON IN

(1)

Consists of 2,390,861 shares of the Issuer’s Common Stock, $0.01 par value per share (the “Common Stock”), that are issuable upon conversion of the Issuer’s Series E Convertible Preferred Stock, $0.01 par value per share (the “Series E Preferred Stock”). Does not include 2,409,139 shares of Common Stock issuable upon conversion of the Series E Preferred Stock that are convertible within 60 days because the conversion of such shares of Series E Preferred Stock are subject to a 19.99% beneficial ownership limitation.

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Common Stock, $0.01 par value (the “Shares”), of OpGen, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 9717 Key West Avenue, Suite 100, Rockville, Maryland 20850.

Item 2.	Identity and Background.

(a) This statement is filed by David Elliot Lazar (the “Reporting Person”).

(b) The principal business address of the Reporting Person is Villa 1, 14-43rd Street, Jumeirah 2, Dubai, United Arab Emirates.

(c) The Reporting Person is a private investor.

(d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Person has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of Portugal and Israel.

Item 3.	Source and Amount of Funds or Other Consideration.

The 4,800,000 Shares purchased by the Reporting Person were purchased with personal funds pursuant to a securities purchase agreement, dated as of March 25, 2024, by and between the Issuer and the Reporting Person (the “SPA”), as further described in Item 6. The aggregate purchase price of the 4,800,000 Shares directly beneficially owned by the Reporting Person is approximately $200,000. Pursuant to the SPA, the Reporting Person has the right to purchase 67,200,000 additional Shares for an aggregate purchase price of $2,800,000, however the purchase of such additional Shares is subject to certain closing conditions as further described in the SPA.

Item 4.	Purpose of Transaction.

On March 25, 2024, pursuant to the SPA, as further described in Item 6, the Reporting Person, David Natan, Avraham Ben-Tzvi and Matthew McMurdo were each appointed as members of the Issuer’s Board of Directors. Effective as of March 25, 2024, each of Oliver Schacht, Mario Crovetto, R. Donald Elsey, Prabhavathi Fernandes, William Rhodes and Yvonne Schlaeppi resigned as members of the Issuer’s Board of Directors. In addition, effective on March 25, 2024, Oliver Schacht resigned as the Chief Executive Officer of the Issuer and the Reporting Person was appointed to replace Oliver Schacht as the Chief Executive Officer of the Issuer. Mr. Schacht will continue to serve as Executive Vice President of Corporate Development of the Issuer to assist with the transition period.

The Reporting Person purchased the Shares based on the Reporting Person’s belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Person, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Person may endeavor to increase or decrease his position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Person may deem advisable.

The Reporting Person does not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Person intends to review his investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to his investment in the Issuer as he deems appropriate including, without limitation, engaging in additional communications with management and the Board of Directors of the Issuer, engaging in discussions with stockholders of the Issuer or other third parties about the Issuer and the Reporting Person’s investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer’s financial and/or operational performance, purchasing additional Shares, selling some or all of his Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative instruments, or changing his intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 12,014,376 shares of Common Stock outstanding, which is the total number of Shares outstanding as of March 25, 2024, as disclosed by the Issuer to the Reporting Person.

A.	Reporting Person

(a)	As of the close of business on March 29, 2024, the Reporting Person beneficially owned 2,390,861 Shares.

Percentage: Approximately 19.9%

(b)	1. Sole power to vote or direct vote: 2,390,861
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,390,861
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by the Reporting Person during the past sixty days are set forth in more detail in Item 6.

(d)	No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On March 25, 2024, the Issuer entered into the SPA with the Reporting Person, pursuant to which the Reporting Person will acquire an aggregate of 3,000,000 shares of Series E Preferred Stock at a price of $1.00 per shares of Series E Preferred Stock for an aggregate purchase price of $3,000,000, subject to the conditions described below, pursuant to the exemptions afforded by the Securities Act of 1933, as amended (the “Securities Act”), and Regulation S thereunder. Pursuant to the SPA, the closing of the purchase of the Series E Preferred Stock will take place in up to three stages. The initial closing took place on March 25, 2024, whereby the Reporting Person acquired 200,000 shares of Series E Preferred Stock for a total purchase price of $200,000. Pursuant to the SPA, subject to satisfaction of certain closing conditions, the second closing shall occur no later than April 8, 2024, whereby the Reporting Person shall purchase 200,000 shares of Series E Preferred Stock for a total purchase price of $200,000, subject to the conditions described below, pursuant to the exemptions afforded by the Securities Act and Regulation S thereunder. Pursuant to the SPA, subject to satisfaction of certain closing conditions, the third and final closing shall occur no later than May 1, 2024, whereby the Reporting Person shall purchase 2,600,000 shares of Series E Preferred Stock for a total purchase price of $2,600,000, subject to the conditions described below, pursuant to the exemptions afforded by the Securities Act and Regulation S thereunder. Under the SPA, the Issuer has agreed to designate 3,000,000 shares of the Issuer’s preferred stock as Series E Preferred Stock for the sale to the Reporting Person. Each share of Series E Preferred Stock shall be convertible, at the option of the holder, into 24 shares of Common Stock and vote on an “as-if-converted” basis, subject to the Beneficial Ownership Limitation (as defined below) and shall have full ratchet protection in certain subsequent offerings.

Under the applicable Nasdaq Stock Market rules and the SPA, in the absence of stockholder approval, the Issuer may only issue to the Reporting Person upon conversion of the Series E Preferred Stock such number of shares of Common Stock, equal to the lower (X) the maximum percentage of the number of shares of the Common Stock outstanding immediately after giving effect to the issuance of shares of Common Stock issuable upon conversion of the Series E Preferred Stock that can be issued to the Holder without requiring a vote of the Issuer’s stockholders under the rules and regulations of the trading market that the Common Stock trades on such date and applicable securities laws and (Y) 19.99% of the number of shares of the Common Stock outstanding immediately prior to the date of the first issuance of any shares of Series E Preferred Stock (the “Beneficial Ownership Limitation”).

The SPA contains customary representations, warranties and agreements of the Issuer and the Reporting Person, limitations, and conditions regarding sales of the Series E Preferred Stock or underlying Common Stock, indemnification rights and other obligations of the parties. Furthermore, the SPA contains certain covenants that the Issuer is obligated to comply with, such as holding a special meeting of stockholders for purposes of approving: (i) a reverse stock split of the Common Stock, (ii) an amendment to the Issuer’s Certificate of Designations, Preferences, Rights and Limitations of the Series E Preferred Stock (the “Certificate of Designation”) to remove the Beneficial Ownership Limitation and such other matters as the Reporting Person deems stockholder approval necessary to comply with Nasdaq listing standards, with respect to the transactions contemplated hereby, including approvals required under Nasdaq Rule 5635, and (iii) an amendment to the Issuer’s Certificate of Incorporation to remove the limitations on action by written consent by stockholders in lieu of a meeting of the stockholders.

Additionally, the Board of Directors of the Issuer adopted resolutions (i) exempting the Reporting Person’s acquisition of the Series E Preferred Stock from Section 16(b) of the Exchange Act of 1934, as amended, pursuant to Rule 16b-3 and (ii) granting the Reporting Person the right to sell, assign or otherwise transfer either the Series E Preferred Stock (as well as any Common Stock underlying any such Series E Preferred Stock) and/or its rights to acquire the Series E Preferred Stock (as well as any Common Stock underlying any such Series E Preferred Stock) pursuant to the SPA (the “Securities Purchase Rights”), including by way of option for the Reporting Person to sell and/or a transferee thereof to purchase, the Securities Purchase Rights.

The forgoing description of the SPA does not purport to be complete and is qualified in its entirety by reference to the SPA, which is filed as an exhibit to this Schedule 13D, and is incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits.

99.1	Form of Securities Purchase Agreement, dated as of March 25, 2024, by and between OpGen, Inc. and David Lazar (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by OpGen, Inc. with the U.S. Securities and Exchange Commission on March 29, 2024).

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 1, 2024

/s/ David E. Lazar
DAVID E. LAZAR